Filed pursuant to Rule 424(b)(3)

File No. 333-239925

CPG COOPER SQUARE INTERNATIONAL EQUITY, LLC

SUPPLEMENT TO THE PROSPECTUS

AND STATEMENT OF ADDITIONAL INFORMATION

DECEMBER 2021

Class A Units

Class I Units

The information set forth below supplements and supersedes any contrary information contained in the Prospectus and Statement of Additional Information ("SAI"), each dated October 1, 2020, of CPG Cooper Square International Equity, LLC (the "Fund"). Prospective Investors are urged to read carefully the Fund's Prospectus and Limited Liability Company Agreement, as amended and restated from time to time. The Prospectus and SAI, and supplements thereto, are published on the Fund's website (http://www.coopersquarefund.com). The SAI also is available upon request and without charge by writing the Fund at its principal office, or by calling (collect) (212) 317-9200.

Capitalized terms not otherwise defined herein shall have the same meaning as provided in the Prospectus and the Supplement to the Prospectus and SAI dated October 2021. If the prospective Investor wishes to invest in the Fund, the Investor must complete, execute and return the Fund's Investor Certificate.

*          *          *

On November 19, 2021, based on the recommendation of the Audit Committee, the Board, including the Independent Directors voting separately, approved the engagement of PricewaterhouseCoopers LLP ("PwC") to replace Ernst & Young LLP ("EY") as the Fund's independent registered public accounting firm for the current fiscal year ending September 30, 2022, effective upon receipt of a satisfactory independence letter from PwC, which was received on December 20, 2021. Based principally on representations from PwC, the Fund does not know of any direct financial or material indirect financial interest of PwC in the Fund.

The Board's decision does not reflect any disagreements with or dissatisfaction by the Fund or the Board with the performance of EY. Rather, the Board's decision was recommended by the Audit Committee in light of the existence of certain business relationships with, and the provision of certain services to, Macquarie and its affiliates that would be considered independence impairing to the Fund under the independence rules of the SEC and the Public Company Accounting Oversight Board. In the event that investors approve the New Agreement, EY could not continue to serve as the Fund's independent registered public accounting firm commencing upon the closing of the Transaction. As a result, EY was replaced as the Fund's independent registered public accounting firm on December 20, 2021, the effective date of the engagement of PwC.

EY served as the Fund's independent registered public accounting firm for the fiscal year ended September 30, 2021. EY's audit report on the Fund's financial statements as of and for that fiscal year did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended September 30, 2021 and through December 20, 2021 (the "Covered Period"): (i) there were no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of EY would have caused it to make reference to the subject matter of the disagreements in connection with its audit reports for the Covered Period, and (ii) there were no "reportable events" (as that term is described in Item 304(a)(1)(v) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")).

The Fund provided EY with a copy of the foregoing disclosures, and requested that EY furnish them with a letter addressed to the SEC stating whether or not it agrees with the disclosures. A copy of EY's letter, stating that it agrees with the disclosures, will be filed as an exhibit to the Fund's Form N-CSR for the six-month period ending March 31, 2022.

During the Covered Period, neither the Fund nor any person on its behalf consulted with PwC regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements; or (ii) any matter that was the subject of a "disagreement" or "reportable events" (as those terms are described in Items 304(a)(1)(iv) and the related instruction or 304(a)(1)(v), respectively, of Regulation S-K promulgated under the Exchange Act).